Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

VIA EDGAR

June 24, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention:	Tara Harkins
Angela Connell
Jimmy McNamara
Jason Drory

Re:	Onconetix, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 5, 2024
File No. 333-277066

Ladies and Gentlemen:

Onconetix, Inc. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 14, 2024 relating to the Amendment No. 2 to Registration Statement on Form S-1, submitted by the Company to the Commission on June 5, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-1

About the Company

Clinical Studies, page 69

1.	We note your response to comment 16. Please clearly describe the secondary endpoint referenced on page 70.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 70 of the Registration Statement to include the requested information.

Proclarix patents, page 89

2.	We note your response to comment 22 and re-issue in part. Please provide the expected expiration dates of the pending applications referenced in Tables 3, 4, and 5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 90–94 of the Registration Statement to include the requested information.

General

3.	We note your response to comment 29 and re-issue. At first use, please define abbreviations throughout your registration statement. For example only, we continue to note “BPH” on page 1 and “DRE” on page 69, which do not appear to be defined.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure throughout the Registration Statement to define abbreviations on first use, including the definitions of “BPH” and “DRE”.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Onconetix, Inc.

By:	/s/ Ralph Schiess
Name:	Ralph Sciess
Title:	Interim Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP